Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

SUPPLEMENT NO. 8 DATED JULY 15, 2011

TO THE PROSPECTUS DATED DECEMBER 10, 2010

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated December 10, 2010, Supplement No. 1 dated January 5, 2011, Supplement No. 2 dated April 4, 2011, Supplement No. 3 dated April 27, 201l, Supplement No. 4 dated April 29, 2011, Supplement No. 5 dated May 6, 2011, Supplement No. 6 dated May 11, 2011, and Supplement No. 7 dated July 1, 2011. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the offering of shares of common stock of the Company;

(2)	the completion of our acquisition of the Richardson Data Center (as defined below) in Richardson, Texas;

(3)	our entry into a joint venture arrangement to acquire the Richardson Data Center; and

(4)	our entry into a loan agreement with Goldman Sachs Commercial Mortgage Capital, L.P.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan. As of July 14, 2011, we had accepted investors’ subscriptions for and issued 862,765 shares of our common stock in the offering, resulting in our receipt of gross proceeds of $8,582,539. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Tennessee, the conditions of which, to date, have not been satisfied. As of July 14, 2011, we had 174,137,235 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until December 10, 2012, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by December 10, 2012, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Acquisition of Richardson Data Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria” section beginning on page 98 of the prospectus.

We previously disclosed in Supplement No. 5, dated May 6, 2011, to our prospectus dated December 10, 2010, that the Company, through Carter/Validus Operating Partnership, LP (“CVOP”), its operating partnership, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) on April 28, 2011 with 3300 Essex, L.P., an unaffiliated third party (the “Seller”), for the purchase of 100% of the fee simple interest in a 20,000 square foot data center (the “Richardson Data Center”), situated on 1.52 acres of land, located in the Dallas-Fort Worth metro area, for a purchase price of $28,940,000, plus closing costs.

On July 14, 2011, DC-3300 Essex, LLC (the “DC-LLC”), a majority-owned subsidiary of CVOP, formed to acquire, own and manage the Richardson Data Center, completed the acquisition of the property. In connection with the acquisition, on July 14, 2011, CVOP entered into the limited liability company agreement of DC-LLC (the “Operating Agreement”) with PAL DC Dallas, LLC, a Delaware limited liability company (the “Investing Member”), which is not affiliated with the Company, its advisor or its affiliates, and a special member who will become a member of DC-LLC only if there are no other members. Pursuant to the terms of the Operating Agreement, the Investing Member contributed $6,000,000 to DC-LLC in exchange for a 44.2% ownership interest in DC-LLC. CVOP funded its obligation under the Operating Agreement for an approximately $7,570,000 cash distribution to DC-LLC with net proceeds from the offering. DC-LLC used the capital contributions to pay for the acquisition of the Richardson Data Center.

The material terms of the Operating Agreement provide for the following: (a) CVOP will serve as the initial managing member of DC-LLC and will have exclusive and complete responsibility for the operations and management of DC-LLC; provided, however, that the Investing Member has approval rights over certain major decisions; (b) commencing upon the first anniversary of the Operating Agreement, CVOP has a call option that requires the Investing Member to sell its entire equity interest in DC-LLC to CVOP for $7,500,000, which amount would increase monthly thereafter; (c) distributable cash flow from the Richardson Data Center will be disbursed 100% to CVOP for the first 12 months and 100% to the Investing Member thereafter; (d) the net proceeds from a sale of the Richardson Data Center will be disbursed first to the Investing Member, up to an amount equal to the call option, and thereafter to CVOP; and (e) after 24 months, the Investing Member will have the right to appoint the managing member of DC-LLC and the sole discretion to cause the sale of the Richardson Data Center.

CVOP intends to exercise its call option in July 2012 and purchase the Investing Member’s ownership interest in DC-LLC, which would result in CVOP owning 100% of the Richardson Data Center. As a result of CVOP receiving 100% of the distributable cash flow for the first 12 months, and assuming that (i) CVOP exercises its call option prior to August 14, 2012 and (ii) the Richardson Data Center meets our current return projections, the projected cost of such equity would be approximately 15%. There is no guarantee that CVOP will exercise its call option.

Neither member may transfer its interest in DC-LLC without the reasonable consent of the other party, except that the CVOP may transfer its membership interest to any of the Company’s affiliates.

Financing and Fees

We financed the purchase of the Richardson Data Center using $16,000,000 in borrowings from Goldman Sachs Commercial Mortgage Capital, L.P., net proceeds from our initial public offering and capital contributions from the Investing Member. See the “Entry into Loan Agreement” section of this prospectus supplement for a discussion of our loan with Goldman Sachs Commercial Mortgage Capital, L.P. In connection with the acquisition, we paid an acquisition fee of approximately $323,000, or 2.0% of our share of the purchase price, to our advisor, Carter/Validus Advisors, LLC.

Description of the Property

The Richardson Data Center was constructed in 2005 and redesigned as a 20,000 square foot data center in 2010, and is located on 1.52 acres in the Dallas-Fort Worth area. As of July 14, 2011, the Richardson Data Center is 100% leased to Catholic Health Initiatives (“CHI”). The Richardson Data Center will function as one of two data centers operated by CHI. CHI is a national non-profit health organization that operates in 18 states and includes 73 hospitals, 40 long-term care, assisted and residential living facilities, two community health services organizations, and various home health agencies (data is as of June 30, 2010).

Standard & Poor’s has a current long-term rating of various CHI revenue bonds of AA, which is based on CHI’s credit.

In evaluating the Richardson Data Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the consideration of a property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table shows, as of July 2011, the effective annual rental rate per square foot, lease expiration and renewal options for the sole tenant of the Richardson Data Center:

Tenant	Square Feet	Current Annual Base Rent	Base Rent per Square Foot	Base Rent per Kilowatt	Lease Term		Renewal Options
					Beginning	Ending
Catholic Health Initiatives(1)	20,000	$2,460,000	$1123.00	$615.00	3/1/2011	2/28/2021	2-5 yr.

(1)	The sole tenant commenced occupancy of the facility in March 2011 when the property was re-developed. Prior occupancy rates are not applicable.

DC-LLC is responsible for certain tenant improvements, if requested by the tenant. However, the tenant request cannot occur prior to March 1, 2014. In the event the tenant requests these improvements, the term of the lease will be automatically extended by 120 months. CHI will retain the right to exercise the renewal options at the expiration of such extended term.

The Richardson Data Center has an initial capitalization rate of 8.3%, based on its net operating income from the in-place lease for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such lease for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

The initial (or first year) capitalization rate is a calculation by which the property’s first year of net operating income is used to determine the property’s value. The initial capitalization rate is equal to the property’s first year of net operating income divided by the purchase price of the property, expressed as a percentage. The property’s first year of net operating income is based on rental income less property expenses. Rental income is based on in-place, contractually agreed upon rents and current occupancy levels. This assumes there are no lease ups or renewal options exercised. Expenses are based on the prior year’s actual property expenses. The cap rate calculation does not factor in debt used, expenses incurred or closing costs involved in the acquisition of the property.

We believe that the Richardson Data Center is suitable for its intended purpose and adequately covered by insurance. We currently have no plans for any renovations, improvements or development of the Richardson Data Center. For 2010, the Richardson Data Center real estate taxes are approximately $37,000. For federal income tax purposes, we estimate that the depreciable basis in the Richardson Data Center will be approximately $27,900,000. For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The Richardson Data Center is located in the technology corridor of the Dallas/Fort Worth metro area and as such may compete with other data center properties for tenants if the CHI lease is not renewed in 2021.

We will pay an affiliate of our advisor, a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Richardson Data Center. Among other things, the property manager has the authority to negotiate and enter into leases of the Richardson Data Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of the Company may receive additional fees or compensation as a result of the acquisition of the Richardson Data Center in accordance with the compensation provisions described in the prospectus.

Entry into Loan Agreement

On July 14, 2011, in connection with our acquisition of the Richardson Data Center, DC-LLC entered into a loan agreement (the “RDC Loan Agreement”) with Goldman Sachs Commercial Mortgage Capital, L.P. to obtain a loan in the principal amount of $16,000,000 (the “RDC Loan”), which is secured by the Richardson Data Center. The material terms of the RDC Loan Agreement provide for the following: (i) a fixed interest rate of 5.10% (ii) a default interest rate equal to the greater of (x) 5% plus the then applicable interest rate and (y) the prime rate plus 1%; (iii) a maturity date of August 6, 2016; and (iv) except for certain limited exceptions, a prepayment restriction until the earlier of August 1, 2014 or the second anniversary of the date on which the RDC Loan is securitized. Once the prepayment restriction lapses, the RDC Loan is permitted to be prepaid through defeasance. The RDC Loan is non-recourse as to DC-LLC and CVOP, but both entities are liable jointly and severally for customary non-recourse carve-outs. In addition, CVOP has guaranteed up to $500,000 of tenant improvements. The RDC Loan Agreement also contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of debt by DC-LLC.